                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                              (Amendement No. 1)

                   Under the Securities Exchange Act of 1934

                         Triad Guaranty, Incorporated
-----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    895925105
                   ------------------------------------------
                                 (CUSIP Number)

                             Mr. Robert J. Driehaus
                        Cincinnati Financial Corporation
                            6200 South Gilmore Road
                             Fairfield, Ohio  45014
                                 Phone 870-2623
-----------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               December 13, 1995
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the ACT.

                                  SCHEDULE 13D

CUSIP NO.  895925105                                            Page 2 of 8

______________________________________________________________________
[1]  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

            CINCINNATI FINANCIAL CORPORATION
                   EIN NO. 31-0746871
----------------------------------------------------------------------
[2]  Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [ ]
----------------------------------------------------------------------

[3]  SEC Use Only

______________________________________________________________________
[4]  Source of Funds
                                WC
----------------------------------------------------------------------
[5] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------
[6]  Citizenship or Place of Organization

                                OHIO
----------------------------------------------------------------------
                    [7] Sole Voting Power
                                    227,300
Number of               ______________________________________________
Shares              [8] Shared Voting Power
Beneficially                                -0-
Owned by each           ______________________________________________
Reporting           [9] Sole Dispositive Power
Person                              227,300
with                    ______________________________________________
                   [10] Shared Dispositive Power
                                            -0-
                        ----------------------------------------------
______________________________________________________________________
[11]  Aggregate Amount Beneficially Owned By Each Reporting Person

                                  227,300
      ----------------------------------------------------------------

[12]  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]

______________________________________________________________________
[13]  Percent of Class Represented by Amount in Row (11)

                                  5.1%
      ----------------------------------------------------------------
[14]  Type of Reporting Person

                                    HC
      ----------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.   Security and Issuer

        This Statement relates to the $.01 par value common stock of Triad Guaranty, Inc., which has its principal executive offices at 101 South Stratford Road, Suite 500, Winston-Salem, North Carolina 27104.

Item 2.  Identity and Background.

        The person filing this statement is Cincinnati Financial Corporation, an Ohio corporation, the principal office of which is located at 6200 South Gilmore Road, Fairfield, Ohio 45014. Cincinnati Financial Corporation is a holding company which directly, or indirectly owns all of the shares of The Cincinnati Insurance Company, The Cincinnati Casualty Company and The Cincinnati Indemnity Company, all of which are Ohio corporations engaged in the sale of property and casualty insurance; The Cincinnati Life Insurance, an Ohio life insurance company and CFC Investment Company, an Ohio corporation which manages commercial investment properties occupied primarily by the insurance subsidiaries of Cincinnati Financial Corporation.

        The following table contains the names and all other required information concerning the directors and executive officers of Cincinnati Financial Corporation, all of whom are citizens of the United States:

                                                                   Present Principal            Name and Principal
                                                                   Occupation or                Business and Address
       Name                          Office                        Employment                   of Employer
       ----                          ------                        -----------------            ------------------
       William F. Bahl               Director                      Money Manager                Bahl & Gaynor
                                                                                                MONEY MANAGEMENT
                                                                                                212 East Third Street
                                                                                                Cincinnati, Ohio
                                                                                                45202

       Vincent Beckman               Secretary and                 Attorney                     Beckman, Weil,
                                     Director                                                   Shepardson & Faller
                                                                                                LAW OFFICE
                                                                                                1200 Mercantile
                                                                                                Center
                                                                                                120 East Fourth
                                                                                                Street
                                                                                                Cincinnati, Ohio
                                                                                                45202

       Michael Brown                 Director                      General Manager              Cincinnati Bengals,
                                                                                                Inc., AMERICAN
                                                                                                FOOTBALL TEAM
                                                                                                200 Riverfront
                                                                                                Stadium Cincinnati,
                                                                                                Ohio 45202

       Richard Burridge              Director                      Investment Advisor           The Burridge Group,
                                                                                                MONEY MANAGEMENT
                                                                                                115 South LaSalle
                                                                                                Street
                                                                                                Chicago, Illinois
                                                                                                60603



                                  SCHEDULE 13D




                                                           Page 4 of 8
ITEM 2
(CONT.)


                                                           Present Principal             Name and Principal
                                                           Occupation or                 Business and
Name                          Office                       Employment                    Address of
----                          ------                       -----------------             Employer
                                                                                         --------------
John Field                    Director                     Executive Officer             Wallace & Turner,
                                                                                         Inc., INSURANCE
                                                                                         AGENCY P.O. Box 209
                                                                                         Springfield, Ohio
                                                                                         45503

David Huhn                   Director                      Retired                       6347 Werk Road
                                                                                         Cincinnati, Ohio
                                                                                         (Residence)

Ken Lichtendahl               Director                     President                     Hudepohl-Schoenling
                                                                                         Brewing Co., BREWERY
                                                                                         1625 Central Parkway
                                                                                         Cincinnati, Ohio
                                                                                         45214

Robert B. Morgan              President and                Chief Executive               Cincinnati Financial
                              Director                     Officer                       Corporation,
                                                                                         INSURANCE
                                                                                         6200 South Gilmore
                                                                                         Road, Fairfield, Ohio
                                                                                         45014

Jackson H.                    Director                     Chief Executive               Cinergy, Inc.,
Randolph                                                   Officer                       PUBLIC UTILITY
                                                                                         Fourth & Main
                                                                                         Streets
                                                                                         Cincinnati, Ohio
                                                                                         45202

John J. Schiff,               Chairman of                  Executive Officer             Cincinnati
Sr.                           Executive                                                  Financial
                              Committee and                                              Corporation,
                              Director                                                   INSURANCE
                                                                                         6200 South Gilmore
                                                                                         Road, Fairfield,
                                                                                         Ohio  45014

John J. Schiff,               Chairman of the              Chairman of the               John J. & Thomas
Jr.                           Board and Director           Board                         R. Schiff & Co.,
                                                                                         INSURANCE AGENCY
                                                                                         P.O. Box 145496
                                                                                         Cincinnati, Ohio
                                                                                         45250-5496

Robert C. Schiff              Director                     Chief Executive               Schiff, Kreidler-
                                                           Officer                       Shell, Inc.,
                                                                                         INSURANCE AGENCY
                                                                                         250 Central Trust
                                                                                         Building
                                                                                         Cincinnati, Ohio
                                                                                         45202

Thomas R. Schiff              Director                     President                     John J. & Thomas
                                                                                         R. Schiff & Co.,
                                                                                         INSURANCE AGENCY
                                                                                         P.O. Box 145496
                                                                                         Cincinnati, Ohio
                                                                                         45250-5497




                                  SCHEDULE 13D

ITEM 2
(CONT.)

                                                                 Present Principal            Name and Principal
                                                                 Occupation or                Business and Address
     Name                          Office                        Employment                   of Employer
     ----                          ------                        -----------------            ------------
     Frank J. Schultheis           Director                      Executive Officer            Schultheis Insurance
                                                                                              Agency, Inc.,
                                                                                              INSURANCE AGENCY P.O.
                                                                                              Box 2728 Evansville,
                                                                                              Indiana 47728-0728

     Larry Webb                    Director                      President                    Webb Insurance
                                                                                              Agency, Inc.,
                                                                                              INSURANCE AGENCY
                                                                                              212 West High Street
                                                                                              Lima, Ohio  45805

     Alan Weiler                   Director                      President                    Archer-Meek-Weiler
                                                                                              Agency, Inc.,
                                                                                              INSURANCE AGENCY
                                                                                              150 E. Mound Street
                                                                                              Columbus, Ohio
                                                                                              43215-5437

     James G. Miller               Senior Vice President         Executive Officer            Cincinnati Financial
                                                                                              Corporation,
                                                                                              INSURANCE
                                                                                              6200  South Gilmore
                                                                                              Road Fairfield, Ohio
                                                                                              45014


     Robert Driehaus               Financial  Vice               Executive Officer            Cincinnati Financial
                                   President and                                              Corporation
                                   Director                                                   INSURANCE
                                                                                              6200 South Gilmore
                                                                                              Road Fairfield, Ohio
                                                                                              45014






                                  SCHEDULE 13D

                                                                 Page 6 of 8


        During the past five years, neither Cincinnati Financial Corporation nor any of its affiliated corporations, directors or executive officers have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor have they been found in any civil proceeding of any judicial or administrative body to have violated or been enjoined from violating any state or federal securities laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

        The funds used in purchasing the securities of the issuer were internally generated working capital of Cincinnati Financial Corporation and its insurance subsidiaries. The consideration for the shares purchased totaled $5,768,350.32.

ITEM 4.   Purpose of Transaction.

        The securities of the issuer have been purchased for investment purposes. Subject to availability and price and subject to applicable laws and regulations, Cincinnati Financial Corporation may acquire additional shares of the common stock of the issuer, or may dispose of shares, at any time or from time to time. Except as set forth in this Item 4, Cincinnati Financial Corporation, has no current plans or proposals which relate to or that would result in any of the actions described in clauses (a) through (j) of Item 4 of
Schedule 13D.

                                  SCHEDULE 13D

                                                                     Page 7 of 8
ITEM 5.   Interest and Securities of the Issuer.

     (a) The following is a listing of the securities of the issuer beneficially owned by those persons named in Item 2.

Name                     Number of Shares               Percentage
----                     ----------------               ----------

Cincinnati Financial
Corporation                  227,300                    5.130%

     (b) Each of the above persons has the sole power to vote and dispose of the shares owned by that person.

     (c) The transaction in the shares of the issuer which were effected during the past sixty (60) days by those persons listed in Item 2 are as follows:

   Purchase Date                           Shares                                 Cost per Share
   -------------                           ------                                 --------------
   10/31/95                                 3,000                                 26.425

   11/01/95                                 6,000                                 26.425

   11/02/95                                 2,500                                 26.425

   11/08/95                                 4,000                                 26.550

   11/10/95                                 2,100                                 26.425

   11/13/95                                   400                                 26.425

   11/14/95                                 4,000                                 26.425

   11/16/95                                10,000                                 26.375

   11/27/95                                25,000                                 26.500

   12/06/96                                12,500                                 26.625

   12/12/95                                 6,100                                 26.673

   12/13/95                                24,000                                 26.875



                                  SCHEDULE 13D

ITEM 5. (c) Cont.

        These shares were purchased in open market transactions on the Over the Counter Market.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the issuer owned by Cincinnati Financial Corporation.

        (d)  Not Applicable.

        (e)  Not Applicable

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
    With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     No exhibits are required for this filing.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 1995

The Cincinnati Financial Corporation


By  /s/ Robert J. Driehaus
  ------------------------------
      Robert J. Driehaus
      Financial Vice President